UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FORRESTER RESEARCH, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

346563109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gail S. Mann
Chief Legal Officer
Forrester Research, Inc.
400 Technology Square
Cambridge, Massachusetts 02139
(617) 613-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Keith F. Higgins, Esq.
Ropes & Gray, LLP
One International Place
Boston, MA 02210
(617) 951-7000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not Applicable	Not Applicable

*	A filing fee is not required because this filing contains only preliminary communications made before the commencement of a tender offer

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.

	Form or Registration No.:	Not applicable.

	Filing party:	Not applicable.

	Date filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Schedule TO is being filed by Forrester Research, Inc. pursuant to General Instruction D to Schedule TO

ITEM 12. EXHIBITS
EX-99.(a)(5) PowerPoint presentation Discounted Stock Options, Section 409A, and Forrester's Tender Offer

ITEM 12. EXHIBITS.
(a)(5) PowerPoint presentation – Discounted Stock Options, Section 409A, and Forrester’s Tender Offer